UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               THE LTV CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (Title of Class of Securities)

                                   501921 10 0
                                 (CUSIP Number)

                      Mr. Seiichi Kawase, SMI America, Inc.
            8750 West Bryn Mawr Avenue, Suite 1000, Chicago, IL 60631
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 15, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  501921 10 0                                   Page  2 of 21 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SMI AMERICA, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A)  [ ]
                                                                        (B)  [ ]
3      SEC USE ONLY


4      SOURCE OF FUNDS*

          BK; AF; WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                 6,253,908 (See Item 5)
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                         0

       9              SOLE DISPOSITIVE POWER

                         6,253,908 (See Item 5)

       10             SHARED DISPOSITIVE POWER

                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,253,908 (See Item 5)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.1%

14     TYPE OF REPORTING PERSON

       CO
------ --------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  501921 10 0                                   Page  3 of 21 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SUMITOMO METAL USA CORPORATION

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A)  [ ]
                                                                        (B)  [ ]
3      SEC USE ONLY


4      SOURCE OF FUNDS*

          BK; AF; WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                 6,254,940 (See Item 5)
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH
       8              SHARED VOTING POWER

                         0

       9              SOLE DISPOSITIVE POWER

                         6,254,940 (See Item 5)

       10             SHARED DISPOSITIVE POWER

                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,254,940 (See Item 5)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.1%

14     TYPE OF REPORTING PERSON

       CO
------ --------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  501921 10 0                                   Page  4 of 21 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SUMITOMO METAL INDUSTRIES, LTD.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A)  [ ]
                                                                        (B)  [ ]
3      SEC USE ONLY


4      SOURCE OF FUNDS*

          BK; AF; WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Japan

                      7      SOLE VOTING POWER

      NUMBER OF                 6,255,150 (See Item 5)
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH
       8              SHARED VOTING POWER

                         0

       9              SOLE DISPOSITIVE POWER

                         6,255,150 (See Item 5)

       10             SHARED DISPOSITIVE POWER

                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,255,150 (See Item 5)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.1%

14     TYPE OF REPORTING PERSON

       CO
------ --------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.:  501921 10 0                            Page 5 of 21 Pages




            This Restated Statement on Schedule 13D sets forth the amended and restated text of a Statement on Schedule 13D, dated July 8, 1993, originally filed by the Reporting Persons with the Commission, after giving effect to Amendment No. 1, dated August 5, 1994 and Amendment No. 2, dated November 15, 1994, each as filed by the Reporting Persons with the Commission, and to the further amendments being made by this filing.




                              RESTATED SCHEDULE 13D



Item 1.     Security and Issuer.
            -------------------

            The security to which this statement on Schedule 13D relates is the Common Stock, par value $.50 per share (the "Common Stock") of The LTV Corporation, a Delaware corporation ("LTV"), whose principal executive office is located at 25 West Prospect Avenue, Cleveland, Ohio 44115.

            The persons reporting ownership of Common Stock on this statement on
Schedule 13D own beneficially, in the aggregate, only 3,329,462 shares of Common Stock. In addition, however, they may be deemed to be the beneficial owners of 2,925,688 of the shares of Common Stock reported in Item 5 by virtue of their beneficial ownership of an aggregate amount of 500,000 shares (the "Series B Preferred Shares") of the Company's Series B Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock").


Item 2.     Identity and Background.
            -----------------------

            (a), (b), (c) and (f). Pursuant to a Joint Filing Agreement (a copy of which is attached hereto as Exhibit 1), dated July 8, 1993, this statement on
Schedule 13D is being filed by SMI America, Inc., a Delaware corporation ("SMIA"), Sumitomo Metal USA Corporation, a Delaware corporation ("SMU") and Sumitomo Metal Industries, Ltd., a Japanese corporation ("SMI" and, together with SMIA and SMU, the "Reporting Persons"). SMIA is a wholly-owned direct sub sidiary of SMU, and SMU is a wholly-owned direct subsidiary of SMI.

            SMIA was formed to provide a vehicle for an investment of $200,000,000 in LTV, consisting of $50,000,000 for 500,000 shares (the "Series A Preferred Shares") of the Company's Series A Convertible Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), which were converted on June 28, 1994 into shares of Common Stock (see Item 3 below), $50,000,000 for the Series B Preferred Shares and $100,000,000 for the Series A Senior Secured Notes of LTV in the principal amount of $100,000,000 (the "Series A Notes"), which were redeemed on October 15, 1997 and not converted into stock. SMU is a holding company for certain

CUSIP No.:  501921 10 0                            Page 6 of 21 Pages



of SMI's investments in the United States. The principal business of SMI is manufacturing various steel and other metal products.

            The address of the principal business and principal offices of SMIA and SMU is 8750 West Bryn Mawr Avenue, Suite 1000, Chicago, Illinois 60631. The address of the principal business and principal offices of SMI is 1-3, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100, Japan.

            The name, business address, present principal occupation or employment and citizenship of each executive officer and director of SMIA, SMU and SMI are set forth on Annex A attached hereto, which is incorporated herein by reference.

            (d) and (e). During the last five years, neither any Reporting Person nor, to the knowledge of the Reporting Persons, any person identified on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdic tion and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            On June 28, 1993, pursuant to the Securities Purchase Agreement (a copy of which is attached hereto as part of Exhibit 2), dated as of May 26, 1993, by and among LTV, as issuer, LTV Steel Company, Inc., as guarantor, and SMIA, as purchaser and as agent, as amended by Amendment No. 1 dated as of June 28, 1993 (a copy of which is attached hereto as the rest of Exhibit 2) (as so amended, the "Securities Purchase Agreement"), LTV issued, and SMIA acquired from LTV, the Series A Preferred Shares, the Series B Preferred Shares and the Series A Notes for an aggregate purchase price of $200,000,000 (the "Purchase Price").

            Of the funds used by SMIA to pay the Purchase Price, $140,000,000 were obtained by SMIA from loans made in the ordinary course of business by banks and trust companies. Certain of such loans were represented by

CUSIP No.:  501921 10 0                            Page 7 of 21 Pages



promissory notes, copies of which are attached hereto as Exhibits 10, 11, 12, 13, 14 and 15, and are incorporated herein by reference. Two of such loans, in the amounts of $13,440,000 and $8,960,000 and due September 30, 1993 and June 30, 1994, respectively, were not made pursuant to any written agreement. All such loans were guaranteed by SMU pursuant to written guaranties, copies of which are attached hereto as Exhibits 16, 17, 18, and 19, and are incorporated herein by reference, and the lenders thereof have received certain letters of awareness from SMI, copies of which are attached hereto as Exhibits 20, 21, 22 and 23, and are incorporated herein by reference. Of the loans obtained by SMAI, $100,000,000 in principal amount were subsequently refinanced by the Export-Import Bank of Japan ("JEXIM"). The JEXIM loan was prepaid on October 15, 1997, when the Series A Notes were redeemed, as described above. Of the total $200,000,000 of funds obtained by SMAI to pay the Purchase Price, $60,000,000 were obtained by SMIA from a capital contribution made by SMU to SMIA. Of the funds used by SMU to make such capital contribution to SMIA, $60,000,000 were obtained from a capital contribution made by SMI to SMU. All of the funds used by SMI to make such capital contribution to SMU were obtained by SMI from its working capital.

            Pursuant to the Certificate of Designations relating to the Series A Preferred Stock and attached hereto as Exhibit 3 (the "Series A Certificate of Designations"), on June 28, 1994 all of the Series A Preferred Shares, together with accrued dividends thereon, were mandatorily converted into 3,328,220 shares of Common Stock. As provided in the Series A Certificate of Designations, the conversion price of the Series A Preferred Shares was calculated as the average daily market price of the Common Stock for the twenty trading days prior to June 28, 1994.

            The Certificate of Designations relating to the Series B Preferred Stock and attached hereto as Exhibit 4 (the "Series B Certificate of Designations") provides that at any time on or after June 28, 1994, each holder of Series B Preferred Shares shall have the right, at its option, to convert any or all of such Shares into such number of shares of Common Stock as is equal to the product of the number of Series B Preferred Shares being so converted multiplied by the quotient of (i) $100 divided by (ii) the conversion price then in effect. The conversion price for the Series B

CUSIP No.:  501921 10 0                            Page 8 of 21 Pages




Preferred Shares, subject to adjustment for certain dilutive events, is $17.09. As provided in the Series B Certificate of Designations, the conversion price of the Series B Preferred Shares was calculated as 115% of the average daily market price of the Common Stock for the twenty trading days prior to the 180th day to occur after June 28, 1993.

            The Securities Purchase Agreement provided that at any time on or after June 29, 1994 and before the close of business on June 28, 2003, each holder of Series A Notes would have the right, at its option, to convert any or all of the principal amount of such Notes into such number of shares of Common Stock as was equal to the quotient of (i) the principal amount being converted, together with accrued and unpaid interest thereon, divided by (ii) the conversion price then in effect. The conversion price for the Series A Notes, subject to adjustment for certain dilutive events, was subsequently determined to be $19.50 (being 115% of the average daily market price of the Common Stock for the twenty trading days prior to the 270th day to occur after June 28,
1993). This would have represented, upon full conversion of the Series A Notes (and assuming no such dilutive events occurred), a total issuance to the holders of the Series A Notes of 5,128,205 shares of Common Stock. The Securities Purchase Agreement provided as well for the possibility that LTV could redeem, at its option, all (in whole but not in part) of the Series A Notes, at a redemption price stated in the Securities Purchase Agreement as a percentage of the principal amount thereof, plus accrued and unpaid interest on the Series A Notes. On October 15, 1997, LTV exercised this option and redeemed all of the Series A Notes, for a total redemption price equal to $110,625,000 (being the sum of (i) 106.375% of the principal amount of the Series A Notes outstanding, plus (ii) accrued and unpaid interest thereon as of such date).

            The 210 and 1,032 shares of Common Stock acquired by SMI and Sumitec, Inc., respectively, pursuant to the plan of reorganization referred to in Item 5, were acquired in exchange for certain unsecured claims of SMI and Sumitec, Inc.

CUSIP No.:  501921 10 0                            Page 9 of 21 Pages




Item 4.     Purpose of Transaction.
            ----------------------

            SMIA acquired the Preferred Shares for investment purposes.

            The Stock Purchase Agreement, the Series B Certificate of Designations, the Common Stock Registration Rights Agreement, dated as of June 28, 1993, by and between LTV and SMIA (the "Common Stock Registration Rights Agreement"), the Consultation and Management Participation Agreement, dated as of June 28, 1993, between SMI and LTV (the "Consultation Agreement"), the L-S Exchange Right and Security Agreement, dated as of June 28, 1993, by and among LTV/EGL Holding Company ("LTV/EGL"), Sumikin EGL Corp., LTV, SMIA and SMU (the "L-S Exchange Right Agreement"), the L-S II Exchange Right and Security Agreement, dated as of June 28, 1993, by and among Dearborn Leasing Company ("Dearborn"), Sumikin Coating Corporation, LTV, LTV Steel Company, Inc., SMIA and SMU (the "L-S II Exchange Right Agreement"), and a side letter, dated as of June 28, 1993, between SMI and LTV (the "Side Letter"), copies of which are attached hereto as Exhibits 2, 4, 5, 6, 7, 8 and 9, respectively, and which are incorporated herein by reference, contain, among other things, certain provisions that relate to (i) the acquisition by SMIA, SMU, SMI and their affiliates of additional securities of LTV and the disposition by them of securities of LTV, (ii) the exchange of what may be a material amount of assets of LTV/EGL and Dearborn, each of which is a subsidiary of LTV, for Preferred Shares pursuant to the L-S Exchange Right Agreement and the L-S II Exchange Right Agreement, (iii) the right of SMI to designate or nominate a Director to the Board of Directors of LTV, (iv) the right of LTV to designate an employee of SMI or one of its subsidiaries as an Assistant to the President of LTV, (v) the incorporation by LTV in its Restated Certificate of Incorporation (the "LTV Charter") of certain provisions that may impede the acquisition of control of LTV by other persons and (vi) certain other provisions that may impede the acquisition of control of LTV by other persons.

            Subject to the terms of the LTV Charter, the Reporting Persons may from time to time acquire shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of shares at prices deemed favorable, LTV's business or financial condition and

CUSIP No.:  501921 10 0                            Page 10 of 21 Pages



to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their Preferred Shares or shares of Common Stock in the open market or in privately negotiated transactions, subject to the terms of the LTV Charter, the Securities Purchase Agreement, the Common Stock Registration Rights Agreement and the Side Letter and to the factors and conditions referred to above.

            Except as described in the Securities Purchase Agreement, the Series B Certificate of Designations, the Common Stock Registration Rights, the Consultation Agreement, the L-S Exchange Right Agreement, the L-S II Exchange Right Agreement and the Side Letter, and as set forth in the immediately preceding paragraph, no Reporting Person has any present plans or proposals that relate to or would result in: (i) the acquisition or disposition of securities of LTV, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LTV or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of LTV or any of its subsidiaries, (iv) any change in the present Board of Directors or management of LTV, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of LTV, (vi) any other material change in LTV's business or corporate structure, (vii) changes in the LTV Charter or LTV's by-laws or other actions that may impede the acquisition or control of LTV by any person, (viii) causing a class of securities of LTV to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(ix) a class of securities of LTV becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"), or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence. See Item 6 for a description of certain understandings between the Reporting Persons and LTV with respect to securities of LTV.

CUSIP No.:  501921 10 0                            Page 11 of 21 Pages




Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) On June 28, 1993, LTV issued to SMIA and SMIA acquired from LTV
(i) the Series A Preferred Shares, (ii) the Series B Preferred Shares and (iii) the Series A Notes. On June 28, 1994, the Series A Preferred Shares, together with accrued dividends thereon, were mandatorily converted into 3,328,220 shares of Common Stock. On October 15, 1997, LTV redeemed all of the Series A Notes, as described in Item 3 above. The conversion price of the Series B Preferred Shares is currently $17.09. Holders of Series B Preferred Shares are entitled to vote with the holders of Common Stock based on the number of shares of Common Stock that they would be entitled to receive on conversion of the Series B Preferred Stock held by them. As a result, the Reporting Persons are entitled, as holders of the Series B Preferred Shares, to 2,925,688 votes.

            Accordingly, each of the Reporting Persons is or may be deemed, based on SMIA's ownership of (i) the 3,328,220 shares of Common Stock issued with respect to the Series A Preferred Shares and (ii) the Series B Preferred Shares, SMU's direct ownership of SMIA and SMI's indirect ownership of SMIA, to be the beneficial owners of the equivalent of 6,255,150 shares of Common Stock, and such possible deemed ownership is reported by this statement on Schedule 13D.

            Based on information provided by LTV to the Reporting Persons, as of September 30, 1997, there were 114,311,171 shares of Common Stock that could be deemed outstanding on a fully diluted basis. For the purpose of determining the Reporting Persons' percentage ownership of the class of Common Stock, 102,742,683 shares of Common Stock may be deemed outstanding (which excludes (i) 8,317,138 shares in respect of which Series A Warrants currently exist that are immediately exercisable by persons other than the Reporting Persons, but have not yet been exercised, (ii) 1,008,327 shares in respect of which options exist that are immediately exercisable, but have not yet been exercised and (iii) 2,243,023 shares in respect of which options exist that are not currently exercisable). Accordingly, if the Series B Preferred Shares were deemed to be the equivalent of an aggregate of 2,925,688 shares of Common Stock, they and the 3,328,220 shares of Common Stock issued in connection with the conversion of the Series A

CUSIP No.:  501921 10 0                            Page 12 of 21 Pages



Preferred Shares would represent 6.1% of the shares outstanding as of September 30, 1997 (and 5.5%, on a fully diluted basis).

            On June 28, 1993, simultaneously with the closing of the Securities Purchase Agreement, LTV and certain of its subsidiaries emerged from Chapter 11 proceedings. Pursuant to the term of the plan of reorganization of LTV and such subsidiaries (the "POR"), LTV has issued or will issue shares of Common Stock or warrants to acquire shares of Common Stock to certain holders of claims against LTV and such subsidiaries. On July 6, 1993, SMI received 210 shares of Common Stock from LTV pursuant to the terms of the POR. On July 7, 1993, Sumitec, Inc., a majority owned subsidiary of SMU, received 1,032 shares of Common Stock from LTV pursuant to the terms of the POR.

            Except for the ownership and possible deemed ownership described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Annex A, beneficially owns any shares of Common Stock.

            (b) Subject to the LTV Charter, the Securities Purchase Agreement and the Side Letter, SMIA has the sole power to vote and dispose of the shares of Common Stock and the Series B Preferred Shares beneficially owned by SMIA. By virtue of being the sole stockholder of SMIA, subject to the LTV Charter, the Securities Purchase Agreement and the Side Letter, SMU has the sole power to direct the vote and disposition of the shares of Common Stock and the Series B Preferred Shares beneficially owned by SMIA. By virtue of being the majority stockholder of Sumitec, Inc., subject to the LTV Charter, SMU has the sole power to direct the vote and disposition of the 1,032 shares of Common Stock beneficially owned by Sumitec, Inc. as described in Item 5(a) above. By virtue of being the sole stockholder of SMU, subject to the LTV Charter, the Securities Purchase Agreement and the Side Letter, SMI has the sole power to direct the vote and disposition of the shares of Common Stock and the Series B Preferred Shares. By virtue of being the majority stockholder of SMU, subject to the LTV Charter, SMI has the sole power to direct the vote and disposition of the 1,032 shares of Common Stock beneficially owned by Sumitec, Inc. as described in Item 5(a) above. Subject to the LTV Charter, SMI has the sole power to vote and dispose

CUSIP No.:  501921 10 0                            Page 13 of 21 Pages


of the 210 shares of Common Stock beneficially owned by it as described in
Item 5(a) above.

            (c) Except for the transactions described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Annex A, has effected any transaction in shares of Common Stock during the past sixty days.

            (d) Not applicable.

            (e) Not applicable.


Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

            Certain agreements exist between or among LTV and certain of its subsidiaries, on the one hand, and the Reporting Persons, on the other hand, concerning (i) restrictions on the transfer of the shares of Common Stock acquired in connection with the conversion of the Series A Preferred Shares and the Series B Preferred Shares, (ii) conversion under certain circumstances of the Series B Preferred Shares for shares of Common Stock, (iii) the registration under certain circumstances of shares of Common Stock, (iv) the exchange under certain circumstances by SMIA of the Series B Preferred Shares for certain partnership interests held by subsidiaries of LTV and (v) the voting by LTV of certain proxies in favor of persons nominated or designated by SMI as directors of LTV. Such agreements are contained in Article 11 of the Securities Purchase Agreement, in the Series B Certificate of Designations, in the Common Stock Registration Rights Agreement, in the Consultation Agreement, in the L-S Exchange Right Agreement, in the L-S II Exchange Right Agreement and in the Side Letter, copies of which are attached hereto as Exhibits 2, 4, 5, 6, 7, 8 and 9, respectively, and incorporated herein by reference.

            Except as described above, to the knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the persons listed on Annex A or between such persons and any persons with respect to any securities of LTV, including but not limited to transfer or

CUSIP No.:  501921 10 0                            Page 14 of 21 Pages



voting of any securities of LTV, finder's fees, joint ven tures, loan or option arrangements, puts or calls, guaran tees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to Be Filed as Exhibits (previously filed with the original Statement of the Reporting Persons on Schedule 13D, and incorporated herein by reference).
            --------------------------------------------------------------------

            1. Joint Filing Agreement, dated July 8, 1993, among SMIA, SMU and SMI.

            2. Securities Purchase Agreement, dated as of May 26, 1993, by and among LTV, LTV Steel Company, Inc. and SMIA, as purchaser and as agent (excluding all exhibits and schedules thereto other than Exhibit H (Form of Note Regis tration Rights Agreement)), together with Amendment No. 1 thereto, dated as of June 28, 1993.

            3. Certificate of Designations of Series A Convertible Preferred Stock of LTV, as filed with the Secretary of State of Delaware on June 28, 1993.

            4. Certificate of Designations of Series B Convertible Preferred Stock of LTV, as filed with the Secretary of State of Delaware on June 28, 1993.

            5. Common Stock Registration Rights Agreement, dated as of June 28, 1993, by and between LTV and SMIA.

            6. Consultation and Management Participation Agreement, dated as of June 28, 1993, between SMI and LTV.

            7. L-S Exchange Right and Security Agreement, dated as of June 28, 1993, by and among LTV/EGL, Sumikin EGL Corp., LTV, SMIA and SMU.

            8. L-S II Exchange Right and Security Agreement, dated as of June 28, 1993, by and among Dearborn, Sumikin Coating Corporation, LTV, LTV Steel Company, Inc., SMIA and SMU.

            9. Side letter, dated as of June 28, 1993, between SMI and LTV.

            10. Promissory note, dated June 28, 1993, issued by SMIA in the principal amount of $38,640,000.

CUSIP No.:  501921 10 0                            Page 15 of 21 Pages



            11. Promissory note, dated June 28, 1993, issued by SMIA in the principal amount of $25,760,000.

            12. Promissory note, dated June 28, 1993, issued by SMIA in the principal amount of $16,800,000.

            13. Promissory note, dated June 28, 1993, issued by SMIA in the principal amount of $11,200,000.

            14. Promissory note, dated June 28, 1993, issued by SMIA in the principal amount of $15,120,000.

            15. Promissory note, dated June 28, 1993, issued by SMIA in the principal amount of $10,080,000.

            16. Guaranty, dated June 28, 1993, between SMU and the lender to whom the promissory notes attached as Exhibits 10 and 11 were issued.

            17. Guaranty, dated June 28, 1993, between SMU and the lender to whom the promissory notes attached as Exhibits 12 and 13 were issued.

            18. Guaranty, dated June 28, 1993, between SMU and the lender to whom the promissory notes attached as Exhibits 14 and 15 were issued.

            19. Guaranty, dated June 28, 1993, between SMU and the lender that extended the loans of $13,440,000 and $8,960,000 referred to in Item 3.

            20. Letter of awareness, dated June 28, 1993, from SMI to the lender to whom the promissory notes attached as Exhibits 10 and 11 above were issued.

            21. Letter of awareness, dated June 28, 1993, from SMI to the lender to whom the promissory notes attached as Exhibits 12 and 13 above were issued.

            22. Letter of awareness, dated June 28, 1993, from SMI to the lender to whom the promissory notes attached as Exhibits 14 and 15 above were issued.

            23. Letter of awareness, dated June 28, 1993, from SMI to the lender that extended the loans of $13,440,000 and $8,960,000 referred to in Item 3.

CUSIP No.:  501921 10 0                            Page 16 of 21 Pages




            24. Keep Well Agreement, dated January 30, 1991, between SMI and SMU

            25. Power of Attorney, dated as of June 15, 1993, granted by SMI.

CUSIP No.:  501921 10 0                            Page 17 of 21 Pages





                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 1997


                                 SMI AMERICA, INC.



                                 By:/s/Yasukazu Morooka
                                    ----------------------
                                    Name: Yasukazu Morooka
                                    Title: President



                                 SUMITOMO METAL USA CORPORATION



                                 By:/s/Yasukazu Morooka
                                    ----------------------
                                    Name: Yasukazu Morooka
                                    Title: President



                                 SUMITOMO METAL INDUSTRIES, LTD.



                                 By:/s/ Mikio Kato
                                    -----------------
                                    Name: Mikio Kato
                                    Title: Managing Director

CUSIP No.:  501921 10 0                            Page 18 of 21 Pages



                                 ANNEX A

            Set forth below are the names and positions of all the directors and executive officers of SMIA. Unless otherwise indicated, the business address of each person listed below is 8750 West Bryn Mawr Avenue, Suite 1000, Chicago, Illinois 60631. Each person is a citizen of Japan.


                                Principal Occupation or
Name                            Employment and Business Address
----                            -------------------------------

Mikio Kato                      Managing Director, SMI
                                1-1-3, Otemachi Chiyoda-ku,
                                Tokyo, Japan

Yasukazu Morooka                President, SMU

Koichi Takei                    General Manager, International
                                Project Department, SMI
                                1-1-3, Otemachi Chiyoda-ku,
                                Tokyo, Japan

Seiichi Kawase                  Treasurer, SMU


            Set forth below are the names and positions of all the directors and executive officers of SMU. Unless otherwise indicated, the business address of each person listed below is 8750 West Bryn Mawr Avenue, Suite 1000, Chicago, Illinois 60631. Each person is a citizen of Japan.


                                Principal Occupation or
Name                            Employment and Business Address
----                            -------------------------------

Mikio Kato                      Managing Director, SMI
                                1-1-3, Otemachi Chiyoda-ku,
                                Tokyo, Japan

Yasukazu Morooka                President, SMU

Koichi Takei                    General Manager, International
                                Project Department, SMI
                                1-1-3, Otemachi Chiyoda-ku,
                                Tokyo, Japan

Seiichi Kawase                  Treasurer, SMU

Tadatoshi Oishi                 Secretary, SMU

CUSIP No.:  501921 10 0                            Page 19 of 21 Pages




            Set forth below are the names and positions of all the directors and executive officers of SMI. The business address of each person after whose name one asterisk (*) appears in the column headed "Principal Occupation or Employment and Business Address" is 4-5-33, Kitahama, Chuo-ku, Osaka, Japan and the business address of each such person after whose name two asterisks (**) appears in such column is 1-1-3, Otemachi Chiyoda-ku, Tokyo, Japan. Each person is a citizen of Japan.


                          Principal Occupation or Employment
                          and Business Address [*] Osaka Head
Name                      Office, [**] Tokyo Head Office
----                      -----------------------------------

Yasuo Shingu              *  Chairman of the Board, SMI

Tameaki Nakamura          *  Vice Chairman, SMI

Matao Kojima              *  President, SMI

Tadayoshi Noda            *  Executive Vice President, SMI

Hiroshi Shimozuma         ** Executive Vice President, SMI

Hiroshi Nishimura         ** Managing Director, SMI

Motoo Yagi                ** Managing Director, SMI

Noboru Hase               ** Managing Director, SMI

Mikio Kato                ** Managing Director, SMI

Fumihiro Tajiri           ** Managing Director, SMI

Shozo Yoshii              ** Managing Director, SMI

Yutaka Hayashi            ** Managing Director, SMI

Eiichi Ueda               *  Managing Director, SMI

Kiyoshi Furukawa          ** Managing Director, SMI

Hidejiro Mori             ** Managing Director, SMI

Katsuhiko Kinomura        *  Managing Director, SMI

Kouichiro Nishikawa          Managing Director, SMI
                             (Wakayama Steel Works)
                             1850 Minato, Wakayama, Japan

CUSIP No.:  501921 10 0                            Page 20 of 21 Pages




                          Principal Occupation or Employment
                          and Business Address [*] Osaka Head
Name                      Office, [**] Tokyo Head Office
----                      -----------------------------------

Makoto Mizutani              Managing Director, SMI
                             (Kashima Steel Works)
                             3 Hiraki, Kashima-cho, Kashima,
                             Ibaraki, Japan

Mitsuo Matsumura          *  Managing Director, SMI

Youki Kawada              ** Director, SMI

Takeshi Iiyoshi              Director, SMI
                             (Nagoya Sales Office)
                             1-6, Higashisakura 1 chome,
                             Higasi-ku, Nagoya, Aichi, Japan

Tooru Kishida             ** Director, SMI

Minoru Yasumoto           ** Director, SMI

Masaaki Tachibana         ** Director, SMI

Toshihiko Takeda             Director, SMI
                             (Kansai Steel Division)
                             1 Higashimukojima, Nishino-cho,
                             Amagasaki, Hyogo, Japan

Yoshihiko Nagao           ** Director, SMI

Isao Kamimura             ** Director, SMI

Sumio Kobayashi              Director, SMI
                             (Corporate Research & Development
                             Laboratories)
                             1-8, Fuso-cho, Amagasaki, Hyogo,
                             Japan

Katsuyuki Fujihara        ** Director, SMI

Akihiro Uchida            *  Director, SMI

Kunihiko Suemitsu         ** Director, SMI

Isao Yamazaki                Director, SMI
                             (Kokura Steel Works)
                             1 Konomi-cho, Kokurakita-ku,
                             Kitakyusyu, Fukuoka, Japan

Kenzo Makino              *  Standing Auditor, SMI

CUSIP No.:  501921 10 0                            Page 21 of 21 Pages




                          Principal Occupation or Employment
                          and Business Address [*] Osaka Head
Name                      Office, [**] Tokyo Head Office
----                      -----------------------------------

Masanori Murano           *  Standing Auditor, SMI

Kouichi Yamada            *  Auditor, SMI

Nobukatsu Kojima          *  Auditor, SMI